UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549 FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

PFS FUNDS NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of El Cajon and the State of California on the 11th day of November, 2015.

                                                                   PFS FUNDS
                                                                       With Respect to the Ensemble Fund

                                                            By: /s/ Ross C. Provence
                                                            Ross C. Provence
                                                            President

Attest: /s/ Jeffrey R. Provence
Print Name: Jeffrey R. Provence
Title: Trustee, Secretary and Treasurer